Exhibit 2

PRESS RELEASE

Grown Rogue Releases State of Oregon

Cannabis Survey Data

Survey results indicate recovering market conditions in Oregon

MEDFORD, OREGON – November 18, 2019 -- Grown Rogue International Inc. (CSE:GRIN | OTC: GRUSF) (“Grown Rogue” or the “Company”), a vertically-integrated, multi-state cannabis company, with operations and assets in Oregon, California, and Michigan, has released survey data suggesting the pricing in the Oregon cannabis market is recovering.

Survey Highlights

●	Over 50 dispensary owners and/or managers were surveyed during a two-week timeframe between September 17, 2019 and October 4, 2019.

●	More than 75% of dispensary owners and/or managers surveyed said the number of farms has either stayed the same or decreased;

●	More than 75% of dispensary owners and/or managers surveyed indicated pricing has stayed the same or increased; and

●	Over 85% of dispensary owners and/or managers indicated that flower supply has stayed the same or decreased.

What Grown Rogue Sales Indicate

“Over the past year, pricing in the flower category of the Oregon cannabis market has trended up and the survey results validate what our sales and customer relationship managers are observing,” said Obie Strickler, CEO and Founder of Grown Rogue. “Earlier this year, we began to see the market shift from an over-supply of Sungrown to a lack of flower available to retailers in Oregon. We are also fortunate to have 6 fully operational indoor flower rooms producing approximately 200 lbs on a monthly basis which have been rapidly selling through,” continued Mr. Strickler.

PRESS RELEASE

Earlier this year, many news outlets reported that the cannabis supply in Oregon had reached record levels and potentially equated to a 6-year supply. The oversupply narrative has been replaced with the reality that the State currently has limited supply, which is supported by both the rising retail prices and OLCC data showing a drop in active Oregon recreational licenses. This raises two questions: 1) Where did the supply go?; and 2) How will the State manage the fluctuation in supply moving forward?

“The cannabis markets continue to show major volatility across both the macro and micro components of the sector. The recovery in flower pricing, being driven by a lack of product, is primarily a result of many Oregon producers reducing the amount being grown, or not growing at all and forfeiting their licenses, along with the emergence of hemp which has resulted in many recreational cannabis producers shifting to that crop,” added Mr. Strickler. “This recovery bodes well for Grown Rogue as we complete our 2019 sungrown harvest and we are excited to take advantage of the increase in flower pricing across the state.”

PRESS RELEASE

The survey revealed that the majority of dispensaries are experiencing price increases due to short supply. After the 2019 sungrown harvest becomes available, some expect that supply will be fully replenished and pricing will stabilize. “I wouldn’t count on any significant decrease in pricing, even with the outdoor harvest,” said Mr. Strickler. “We have been securing pre-orders at $700 a pound for our sungrown flower which is double the price we saw last year at this time,” added Mr. Strickler.

Grown Rogue’s ongoing dialogue with dispensary leaders provides qualitative feedback that supports the quantitative pricing data we get on a weekly basis through sales. As a public company, Grown Rogue is always analyzing market conditions to ensure capital expenditures drive ROI. To learn more about the survey, or to obtain full details, please email

invest@grownrogue.com

PRESS RELEASE

“We optimized our outdoor farms and expanded our indoor production to ensure that Grown Rogue is maximizing supply to meet the high demand.”

Obie Strickler, Grown Rogue CEO

FORWARD LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Safe Harbor Statement:

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward- looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

PRESS RELEASE

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler Chief Executive Officer obie@grownrogue.com	Jacques Habra Chief Strategy Officer jacques@grownrogue.com	Investor Relations Desk Inquiries invest@grownrogue.com

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